                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __) *

                            ENDOSONICS CORPORATION
          -----------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                   29264K105
         ------------------------------------------------------------
                                (CUSIP Number)

                            GILBERT H. DAVIS, ESQ.
                          SIMS MOSS KLINE & DAVIS LLP
                     400 NORTHPARK TOWN CENTER, SUITE 310
                           1000 ABERNATHY ROAD, N.E.
                            ATLANTA, GEORGIA 30328
                                (770) 481-7210
          -----------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 JUNE 19, 1998
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

                               Page 1 of 11 pages
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                                      13D
CUSIP No. 29264k105

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1  NAME OF REPORTING PERSON:

   James O. Patterson

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                          (b) [X]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS: WC, OO


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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [   ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                      --------------------------------------------------
    NUMBER OF         7  SOLE VOTING POWER:         1,015,000
      SHARES          --------------------------------------------------
   BENEFICIALLY       8  SHARED VOTING POWER:       NONE
    OWNED BY          --------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER:    1,015,000
   REPORTING          --------------------------------------------------
     PERSON           10  SHARED DISPOSITIVE POWER: NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,015,000


--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [   ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.3%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON:   IN

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                               Page 2 of 11 pages
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ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This Statement relates to shares of the $.001 par value common stock of Endosonics Corporation(the "Company"). The Company has its principal executive offices at 2870 Kilgore Road, Rancho Cordova, California 95670.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This Statement is filed by the following (collectively, the "J.O. Patterson Group"):

         (a) Mr. James O. Patterson ("Mr. Patterson"), an individual whose business address is 1450 East Tower, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326. Mr. Patterson's principal occupation is investment management, provided through his status as the managing general partner of Phoenix (L.P.) ("Phoenix") and Mustang Partners, L.P. ("Mustang"), his status as the President and controlling shareholder of J.O. Patterson & Co. ("JOPCO"), and his responsibility for investment decisions made by Falcon Partners which serves as the Investment Manager of Falcon Fund International Partnership ("Falcon Fund"). Mr. Patterson is a citizen of the United States of America.

         (b) Phoenix, a limited partnership organized under the laws of State of Georgia with its principal offices located at 1450 East Tower, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326. Phoenix' principal business is investing and reinvesting capital contributed by its partners, earnings and profits in a portfolio consisting principally of equity securities and rights and options relating thereto.

         (c) Falcon Fund, a limited partnership organized under the laws of the Cayman Islands with its principal offices located at Cayside Galleries, Harbour Drive, George Town, Grand Cayman, British West Indies. Falcon Fund's principal business is investing and reinvesting capital contributed by its partners, earnings and profits in a portfolio consisting principally of equity securities and rights and options relating thereto.

         (d) Mustang Partners L.P. ("Mustang"), a limited partnership organized under the laws of State of Georgia with its principal offices located at 1450 East Tower, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326. Mustang's principal business is investing and reinvesting capital contributed by its partners, earnings and profits in a portfolio consisting principally of equity securities and rights and options relating thereto.

         In addition, information regarding the following entities and persons is provided pursuant to General Instruction C to Schedule 13D:

                               Page 3 of 11 pages
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         (e) Falcon Partners ("Falcon Partners"), a general partnership organized under the laws of the State of Georgia with its principal offices located at 1450 East Tower, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326. The principal business of Falcon Partners is serving as the Investment Manager for and as a general partner of Falcon Fund.

         (f) JOPCO, a corporation organized under the laws of the State of Georgia with its principal offices located at 1450 East Tower, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326. JOPCO's principal business is providing investment management services to Phoenix (in its capacity as Alternate General Partner of Phoenix), Falcon Partners (in its capacity as a general partner of Falcon Partners), and Mustang. Persons who, in addition to Mr. Patterson, serve as directors and/or executive officers of JOPCO are listed on Schedule A attached hereto and incorporated herein by this reference.

         (g) Falcon Fund International, Inc. ("Falcon Fund International"), an exempted company organized under the laws of the Cayman Islands, with its principal offices located at Cayside Galleries, Harbour Drive, George Town, Grand Cayman, British West Indies. Falcon Fund International is a general partner of Falcon Fund and its principal business is investing, either indirectly or through a partnership organized under the laws of the Cayman Islands, in U.S. and non-U.S. securities and other intangible investment instruments. The directors of Falcon Fund International are Messrs. Patterson and Magher, Pierson (Nominees) Cayman Limited, a limited liability company organized under the laws of the Cayman Islands, and Pierson (Management) Cayman Limited, a limited liability company organized under the laws of the Cayman Islands. The business address of Pierson (Nominees) Cayman Limited and Pierson (Management) Cayman Limited is Cayside Galleries, Harbour Drive, George Town, Grand Cayman, British West Indies. Policy-making functions are performed for Falcon Fund International by Falcon Partners as Investment Manager pursuant to an Investment Management Agreement with Falcon Fund International. Other executive officers of Falcon Fund International are listed on Schedule B attached hereto and incorporated herein by this reference.

         During the past five years, none of the entities or persons listed above or any of the persons shown on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 4 of 11 pages
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The funds used to acquire the shares of the Company stock described in
Item 5 below were taken from the working capital, including equity contributions and earnings from operations, of Phoenix, Falcon Fund and Mustang, respectively, and borrowed through their respective margin borrowing arrangements with Bear, Stearns & Co. Inc. Such margin loans have been obtained in the ordinary course of business pursuant to standard brokerage agreements and are secured in part by securities, including shares of the Company stock, owned by Phoenix, Falcon Fund and Mustang.

         In the event Mr. Patterson determines to cause Phoenix, Falcon Fund or Mustang to purchase additional shares of the Company stock, it is currently contemplated that they will use their respective working capital and/or funds borrowed through their respective margin borrowing arrangements. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares except such standard margin arrangements with securities brokers employed by Phoenix, Falcon Fund and Mustang.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Phoenix, Falcon Fund and Mustang have acquired the shares of the Company stock indicated herein for investment in the ordinary course of their businesses consistent with the belief that the value of the Company stock exceeded that reflected in the respective market prices of the Company stock on the dates of such purchases. Mr. Patterson may elect to cause any or all of Phoenix, Falcon Fund and Mustang to acquire additional shares of the Company stock or to sell shares. Any such determination may be based on a number of factors, including the continued attractiveness of investment in the Company shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

         While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:

         (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (2) Sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                               Page 5 of 11 pages
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         (3) Any change in the present board of directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) Any material change in the present capitalization or dividend policy of the Company;

         (5) Any other material change in the Company's business or corporate structure;

         (6) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (7) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (9) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Under the rules and regulations of the Securities and Exchange Commission, Mr. Patterson may be deemed to be the beneficial owner of a total of 1,015,000 shares of the Company stock, representing approximately 6.3% of the issued and outstanding shares of the Company. Of these shares, 468,982 shares (approximately 2.9% of outstanding shares) are owned directly by Phoenix; 346,018 shares (approximately 2.1% of outstanding shares) are owned directly by Falcon Fund; and 200,000 shares (approximately 1.2% of outstanding shares) are owned directly by Mustang, over which Mr. Patterson exercises investment discretion. Mr. Patterson currently has sole power to direct the voting and disposition of the shares of Phoenix and by Falcon Fund, and has sole power to direct the disposition but not power to direct the voting of the shares held by Mustang.

         The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 16,187,835 outstanding shares of Company stock as of March 31, 1998, as indicated by information supplied by the Company as of that date.

                               Page 6 of 11 pages
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         During the past 60 days, the parties filing this Statement have engaged in the following transactions in shares of the Company stock:

                               NO. OF SHARES      PRICE
DATE                PARTY     PURCHASED/(SOLD)  PER SHARE
---------------  -----------  ----------------  ---------
06/24/98         Phoenix                8,858     $  5.816
06/19/98         Phoenix               88,535     $  6.000
06/18/98         Phoenix               29,512     $  5.985
05/20/98         Phoenix                8,702     $  6.096
06/24/98         Falcon Fund            6,142     $  5.816
06/19/98         Falcon Fund           61,465     $  6.000
06/18/98         Falcon Fund           20,488     $  5.985
05/20/98         Falcon Fund            6,415     $  6.096

06/19/98         Mustang              200,000     $  6.000

Each of the above transactions was effected on the open market through the National Association of Securities Dealers, Inc. Automated Quotation Systems (NASDAQ). No other person listed in response to Item 2 above owns beneficially any shares of the Company stock except as set forth herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

         Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of the Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Filed as exhibits hereto are the following:

         7.1 Agreement Regarding Joint Filing among Mr. Patterson, Phoenix, Mustang and Falcon Fund.

                               Page 7 of 11 pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 29, 1998               /s/ James O. Patterson
                                  --------------------------------
                                  James O. Patterson

                                  PHOENIX


Date: June 29, 1998               By:  /s/ James O. Patterson
                                     -----------------------------
                                      James O. Patterson, Managing
                                        General Partner

                                  FALCON FUND INTERNATIONAL
                                  PARTNERSHIP

                                  By: Falcon Fund, Investment
                                         General Partner

                                  By: J.O Patterson & Co., General
                                        Partner

Date: June 29, 1998               By:  /s/ James O. Patterson
                                     -----------------------------
                                      James O. Patterson, President

                               Page 8 of 11 pages
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                                   SCHEDULE A


         The following persons, in addition to Mr. Patterson, are the directors and/or executive officers of JOPCO. Except as noted below, the business address of each of the persons named below is the same as that of JOPCO.

    Name and                              Principal Occupation or
Business Address                        Employment and Citizenship
----------------                 ----------------------------------------

Sallie J. Patterson       Mrs. Patterson is Mr. Patterson's wife and is
                          currently employed in their home. Mrs. Patterson also serves as the Chairwoman of the Board of Directors of JOPCO and is a citizen of the United States.

Victor M. Dandridge, Jr.  Mr. Dandridge is retired and manages his
3323 Rosewood Lane        own investments.  Mr. Dandridge is a
Charlottesville, VA 22903 citizen of the United States and a director of JOPCO.

Pamela S. Johnson         Ms. Johnson is a Vice President and the Secretary of
                          JOPCO.  She is a citizen of the United States.

                               Page 9 of 11 pages
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                                   SCHEDULE B

    The following persons are executive officers of Falcon Fund International.


    Name and                            Principal Occupation or
Business Address                      Employment and Citizenship
----------------                ---------------------------------------

Peter de Ruijter             Mr. de Ruijter is employed as a
c/o Pierson Heldring &       banker.  He is the President of Falcon
 Pierson (Cayman) Limited    Fund International, and a citizen of
P. O. Box 2003               Holland.
Harbour Drive, George Town
Grand Cayman
British West Indies

Keven Bromley                Mr. Bromley is employed as a trust
c/o Pierson Heldring &       officer.  He is the Vice President of
 Pierson (Cayman) Limited    Falcon Fund International, and a
P. O. Box 2003               citizen of the United Kingdom.
Harbour Drive, George Town
Grand Cayman
British West Indies

Roger Hanson                 Mr. Hanson is employed as an
c/o Pierson Heldring &       accountant.  He is the Treasurer of
 Pierson (Cayman) Limited    Falcon Fund International, and a
P. O. Box 2003               citizen of the United Kingdom.
Harbour Drive, George Town
Grand Cayman
British West Indies

                              Page 10 of 11 pages